EXHIBIT B

TRANSACTIONS
The following table sets forth all transactions with respect to Shares effected since Reporting Persons' most recent filing on Schedule 13D by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through the close of trading on February 2, 2017. All such transactions were purchases of Shares effected in the open market and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/Sell	Shares	Unit Cost	Security
Lazarus Israel Opportunities Fund II LLLP	12/19/2016	Buy	100,000	0.072	Common Stock
Lazarus Israel Opportunities Fund II LLLP	12/20/2016	Buy	75,000	0.072	Common Stock
Lazarus Israel Opportunities Fund II LLLP	12/22/2016	Buy	60,000	0.072	Common Stock
Lazarus Israel Opportunities Fund II LLLP	12/27/2016	Buy	10,000	0.0704	Common Stock